FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on November 2, 2007 Takes Delivery of its 15th Vessel

EXHIBIT 1

Euroseas Ltd. Takes Delivery of its 15th Vessel

Maroussi, Athens, Greece, November 2, 2007 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk carriers and container ships and provider of seaborne transportation for drybulk and containerized cargoes, announced today that it has taken delivery of the M/V Trust Jakarta, to be renamed Ioanna P, a Panamax drybulk vessel of 64,873 dwt built in 1984 in Japan. The vessel was acquired for approximately $28.6 million and was delivered with a time charter attached until July 2008 at a rate of $35,500 per day.  The vessel has been partly financed with a bank loan of approximately $15 million.

On the basis of our fixed spot and existing time charters (including the M/V Ioanna P time charter) approximately 92% of our vessel capacity in the fourth quarter of 2007 and approximately 46% in 2008 are fixed, which will help protect us from market fluctuations.

Fleet Profile:

The fleet profile of Euroseas is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (1)	Panamax	69,734		1988	Baumarine Pool – until end 2008	$17,000 to $20,000 (*)
ARISTIDES N.P.	Panamax	69,268		1993	TC until Jan-08	$29,000
IOANNA P. (EX-TRUST JAKARTA)	Panamax	64,873		1984	TC until Aug-08	$35,500
NIKOLAOS P.	Handysize	34,750		1984	TC until late Nov -07	$21,300
GREGOS	Handysize	38,691		1984	Spot	$43,250 until Nov-07 $57,000 until Jan-08
Total Dry Bulk Vessels	5	277,316

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC until Mar-12	$8,850 until Dec-08, $9,500 until Dec-10, $9,000 until Mar-12
Container Carriers
TIGER BRIDGE (EX-CITY OF HAMBURG)	Intermediate	31,627	2,228	1990	TC until Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handysize	33,667	1,932	1990	TC ‘til Nov-07(2)	$17,000
JONATHAN P	Handysize	33,667	1,932	1990	Undergoing scheduled dry-docking(3)	----
CLAN GLADIATOR	Handysize	30,007	1,742	1992	TC until Apr-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC until Jul-09	$26,650
MANOLIS P	Handysize	20,346	1,452	1995	TC until Mar-08	$13,450
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC until Apr-08	$12,800
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Feb-09	$12,000 ’til Dec-07 $15,800 ’til Feb-09
Total Container Carriers	9	239,010	15,321
Fleet Grand Total	15	538,894	16,271

(1) "IRINI" is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in two "short" funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 77% for 2007 and 42% for 2008, approximately). The rate mentioned above corresponds only to the fixed portion of the vessels employment. The remaining portion earns the market spot rate.

(2) Despina P is scheduled to undergo dry-docking after the completion of its current charter. The vessel will be re-chartered after its dry-docking is complete.

(3) Jonathan P is currently undergoing scheduled dry-docking. The vessel will be re-chartered after its dry-docking is complete.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 2 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas' 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 9 container ships have a cargo capacity of 15,321 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Company Contact

Tasos Aslidis

Chief Financial Officer

Euroseas Ltd.

11 Canterbury Lane,

Watchung, NJ 07069

Tel. (908) 301-9091

E-mail: aha@euroseas.gr

Investor Relations / Financial Media

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  November 2, 2007

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President